

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 16, 2010

Via U.S. Mail

William Threadgill
President
Synthetic Fixed-Income Securities, Inc.
One Wachovia Center
301 South College Street
Charlotte, NC 28288

> **Re: STRATSSM Trust for Allstate Corporation Securities, Series 2006-3**
> **STRATSSM Trust for Goldman Sachs Group Securities, Series 2006-2**
> **STRATSSM Trust for Procter & Gamble Securities, Series 2006-1**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 30, 2009**
> **File no. 001-32867; 001-32848; 001-32822**

Dear Mr. Threadgill:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Regards,

                                        Amanda Ravitz
                                        Branch Chief – Legal